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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

                      International Shipholding Corporation
(Name of Issuer)

                    Common Stock, $.01 par value
(Title of Class of Securities)

             460321 20 1
(CUSIP Number)

                               not applicable
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ] Rule 13d-1(b)
 [x] Rule 13d-1(c)
 [  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 SEC 1745 (3-98)

Page 1 of 3 pages

CUSIP No. 460321 20 1 ............................
          1.     Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
                  The Niels W. Johnsen 1999 Grantor Retained Annuity Trust ("GRAT")
                  Tax I.D. #13-720-6387
...................................................................................................................................................................................

          2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)   .......................................................................................................................................................

                    (b)   ......................................................................................................................................................

3. SEC Use Only .......................................................................................................................................
4. Citizenship or Place of Organization United States ........................................................................................................
Number of	5. Sole Voting Power 511,106 .................................................................................................................
Shares Bene- ficially	6. Shared Voting Power 0 ..............................................................................................................
Owned by Each Reporting	7. Sole Dispositive Power 511,106 .........................................................................................................
Person With:	8. Shared Dispositive Power 0 ....................................................................................................
9. Aggregate Amount Beneficially Owned by Each Reporting Person 511,106 ..........................................
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ..
11. Percent of Class Represented by Amount in Row (11) 8.4% ...........................................................
12. Type of Reporting Person (See Instructions) OO .....................................................................................

Item 1.

(a)	Name of Issuer	International Shipholding Corporation
(b)	Address of Issuer's Principal Executive Offices	650 Poydras Street, Suite 1700 New Orleans, Louisiana 70130

Item 2.

(a)	Name of Person Filing	The Neils W. Johnsen 1999 Grantor Retained Annuity Trust ("GRAT")
(b)	Address of Principal Business Office or, if none, Residence	One Whitehall Street New York, New York 10004
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock, $.01 par value
(e)	CUSIP Number 460321 20 1

Item 3.     If this statement is filed pursuant to sections 240.13d  -  1(b) or 240.13 d  -  2(b) or (c), check whether the person filing is a:

      Not applicable

Page 2 of 3 pages

Item 4.     Ownership.

        (a)     Amount beneficially owned:     511,106    .

        (b)     Percent of class:      8.4%     .

        (c)     Number of shares as to which the person has:

    (i)     Sole power to vote or to direct the vote     511,106     .

    (ii)    Shared power to vote or to direct the vote     0     .

    (iii)   Sole power to dispose or to direct the disposition of     511,106    .

    (iv)   Shared power to dispose or to direct the disposition of     0    .

Item 5.     Ownership of Five Percent or Less of a Class

        Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                 Holding Company

        Not applicable

Item 8.     Identification and Classification of Members of the Group

        Not applicable

Item 9.     Notice of Dissolution of Group

        Not applicable

Item 10.   Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are notheld for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001 Date
THE NIELS W. JOHNSEN 1999 GRAT
By: /s/ Niels W. Johnsen Signature
Niels W. Johnsen/Grantor Name/Title

Page 3 of 3 pages